UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Farmer Bros. Co.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

307675108

(CUSIP Number)

JAMES C. PAPPAS

JCP INVESTMENT MANAGEMENT, LLC

1177 West Loop South, Suite 1320

Houston, TX 77027

(713) 333-5540

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 30, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		671,955
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

671,955
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

671,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		671,955
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

671,955
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

671,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		671,955
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

671,955
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

671,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		992,826
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

992,826
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

992,826
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		992,826
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

992,826
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

992,826
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

Todd E. Diener
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

David A. Pace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		325,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

325,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

325,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		125,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

125,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

125,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 307675108

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the entry into the Cooperation Agreement, as defined and described in Item 4 below, the Group Agreement (as defined in Amendment No. 1 to the Schedule 13D) was terminated. Accordingly, Todd E. Diener, David A. Pace, Bradley L. Radoff and The Radoff Family Foundation are no longer members of a Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 2 to the Schedule 13D, and JCP (as defined in the Schedule 13D) is no longer a member of a Section 13(d) group with the 22NW Parties. JCP will continue filing statements on Schedule 13D with respect to its beneficial ownership of securities of the Issuer to the extent required by applicable law. The members of JCP have entered into a Joint Filing Agreement, as further described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by JCP Partnership and held in the JCP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 671,995 Shares owned directly by JCP Partnership is approximately $7,591,639, including brokerage commissions. The aggregate purchase price of the 320,871 Shares held in the JCP Accounts is approximately $2,214,845, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 200,000 Shares directly owned by Mr. Radoff is approximately $1,051,823, including brokerage commissions.

The Shares purchased by the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 125,000 Shares directly owned by the Radoff Foundation is approximately $661,788, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 30, 2022, JCP and the 22NW Parties (collectively, the “JCP-22NW Group”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer. Pursuant to the Cooperation Agreement, the Issuer agreed, among other things, to appoint Bradley L. Radoff to the Board of Directors (the “Board”) within five days, at which time the Board will be expanded by one member from eight directors to nine directors. The Issuer further agreed to nominate Mr. Radoff and an additional independent nominee from JCP’s nomination notice submitted on September 14, 2022 (together, the “New Directors”) for election at the Issuer’s 2022 annual meeting of stockholders (the “2022 Annual Meeting”), whereat Charles F. Marcy will retire from his role as a director. The Issuer also agreed that Christopher P. Mottern will retire as a director on June 30, 2023, at which time the Board will be reduced to eight members.

11

CUSIP No. 307675108

The Issuer also agreed to form, promptly following the conclusion of the 2022 Annual Meeting, a special committee of the Board (the “Special Committee”) to review strategic alternatives and capital allocation initiatives. From its formation until the Termination Date (as defined below), the Special Committee will consist of four independent directors, including both New Directors. Each New Director will also be appointed to the Nominating and Corporate Governance Committee of the Board.

Upon execution of the Cooperation Agreement, JCP irrevocably withdrew its nomination notice in connection with the 2022 Annual Meeting and the JCP-22NW Group agreed not to take any further action in connection with the solicitation of proxies and other activities in connection with the 2022 Annual Meeting and became subject to certain standstill restrictions from the date of the Cooperation Agreement until the earlier of (a) 30 days prior to the deadline for director nominations and stockholder proposals for the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”) and (b) 120 days prior to the first anniversary of the 2022 Annual Meeting (such date, the “Termination Date”); provided, however, that the Termination Date will be delayed until the date that is the earlier of (i) 30 days prior to the deadline for director nominations and stockholder proposals for the Issuer’s 2024 annual meeting of stockholders and (ii) 120 days prior to the first anniversary of the 2023 Annual Meeting if (A) the Issuer notifies the JCP-22NW Group and the New Directors in writing at least 15 days prior to such date that the Board irrevocably offers to re-nominate both of the New Directors for election at the 2023 Annual Meeting and (B) both New Directors agree to such re-nomination within 15 days of receipt of such notice (provided that the Cooperation Agreement is subject to earlier termination in the event of a material breach as further explained in the Cooperation Agreement). Prior to the Termination Date, the JCP-22NW Group also agreed to vote its Shares in accordance with the Board’s recommendations with respect to (a) the election, removal and/or replacement of directors (a “Director Proposal”) and (b) any other proposal submitted to the stockholders; provided, however, that in the event Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co. LLC (“GL”) recommend otherwise with respect to any proposal (other than a Director Proposal), the JCP-22NW Group is permitted to vote in accordance with the ISS and GL recommendation; provided, further, that the JCP-22NW Group is permitted to vote in its sole discretion with respect to any Extraordinary Transaction (as defined in the Cooperation Agreement).

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 18,825,412 Shares outstanding as of August 22, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 2, 2022.

A.	JCP Partnership
(a)	As of the date hereof, JCP Partnership beneficially owned 671,955 Shares.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 671,955
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 671,955
4. Shared power to dispose or direct the disposition: 0
12

CUSIP No. 307675108

B.	JCP Partners
(a)	JCP Partners, as the general partner of JCP Partnership, may be deemed the beneficial owner of the 671,955 Shares owned by JCP Partnership.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 671,955
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 671,955
4. Shared power to dispose or direct the disposition: 0
C.	JCP Holdings
(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the 671,955 Shares owned by JCP Partnership.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 671,955
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 671,955
4. Shared power to dispose or direct the disposition: 0
D.	JCP Management
(a)	As of the date hereof, 320,871 Shares were held in the JCP Accounts. JCP Management, as the investment manager of JCP Partnership and the JCP Accounts, may be deemed the beneficial owner of the (i) 671,955 Shares owned by JCP Partnership and (ii) 320,871 Shares held in the JCP Accounts.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 992,826
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 992,826
4. Shared power to dispose or direct the disposition: 0
E.	Mr. Pappas
(a)	Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the (i) 671,955 Shares owned by JCP Partnership and (ii) 320,871 Shares held in the JCP Accounts.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 992,826
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 992,826
4. Shared power to dispose or direct the disposition: 0
13

CUSIP No. 307675108

F.	Mr. Diener
(a)	As of the date hereof, Mr. Diener does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
G.	Mr. Pace
(a)	As of the date hereof, Mr. Pace does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
H.	Mr. Radoff
(a)	As of the date hereof, Mr. Radoff directly beneficially owns 200,000 Shares. As a director of the Radoff Foundation, Mr. Radoff may also be deemed to beneficially own the 125,000 Shares owned by the Radoff Foundation.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 325,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 325,000
4. Shared power to dispose or direct the disposition: 0
I.	Radoff Foundation
(a)	As of the date hereof, the Radoff Foundation directly beneficially owns 125,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 125,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 125,000
4. Shared power to dispose or direct the disposition: 0

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

14

CUSIP No. 307675108

(c)       The transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 30, 2022, JCP, the 22NW Parties and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On October 30, 2022, the members of JCP entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Cooperation Agreement, dated October 30, 2022.
99.2	Joint Filing Agreement, dated October 30, 2022.

15

CUSIP No. 307675108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2022

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC General Partner

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

/s/ James C. Pappas
James C. Pappas Individually and as attorney-in-fact for Todd E. Diener and David A. Pace

16

CUSIP No. 307675108

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

17

CUSIP No. 307675108

SCHEDULE B

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

THE RADOFF FAMILY FOUNDATION

50,000	5.0462	10/05/2022